SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On January 16, 2004, a Special Meeting of Shareholders of Schwartz Investment Trust (the "Trust") was held to (i) elect seven Trustees and (ii) ratify the selection of Deloitte & Touche LLP as the Trust's independent public accountants. The total number of shares of the Trust present in person or by proxy represented approximately 87.74% of the shares entitled to vote at the Special Meeting.

     The shareholders of the Trust voted to elect all seven nominees as Trustees. The votes cast with respect to each nominee were as follows:

                                          Number of Shares
                              -----------------------------------
Nominee                         Affirmative              Withhold
-------------------           --------------            ---------
Donald J. Dawson, Jr.         15,391,923.986            4,281.150
Bowie K. Kuhn                 15,392,656.492            3,548.644
Sidney F. McKenna             15,390,600.213            5,604.923
George P. Schwartz            15,392,697.809            3,507.327
Fred A. Erb                   15,390,747.063            5,458.073
Peter F. Barry                15,390,701.213            5,503.923
Gregory J. Schwartz           15,388,457.051            7,748.085

     The shareholders of the Trust ratified the selection of Deloitte & Touche LLP as independent public accountants. The votes cast with respect to the proposal were as follows:

                               Number of Shares
        ---------------------------------------------------------
             For                   Against             Abstain
        --------------            ---------            ----------
        15,374,906.137            6,319.078            14,979.921